

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2023

Jeffrey Ross
Chief Executive Officer
Miromatrix Medical Inc.
6455 Flying Cloud Drive, Suite 107
Eden Prairie, MN 55344

> **Re: Miromatrix Medical Inc.**
> **Schedule 14D-9/A filed November 30, 2023**
> **File No. 005-93461**

Dear Jeffrey Ross:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Schedule 14D-9/A filed November 30, 2023

Summary of Piper Sandler's Financial Analysis, page 28

1. Please expand your response to prior comment 3 to provide your analysis as to why you do not believe that a financial advisor engaged by your board of directors to provide advice with respect to a tender offer and whose analyses or conclusions are discussed in your Schedule 14D-9 is not "indirectly employed, retained, or to be compensated" to assist you to make your Schedule 14D-9 solicitation or recommendation under Item 1009(a) of Regulation S-K. In this regard, we refer you to Question 159.01 of the Division of Corporation Finance's "Tender Offer Rules and Schedules" Compliance and Disclosure Interpretations.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions